Lombard Medical (NASDAQ: EVAR) October 2017 Exhibit 99.1

Disclaimer This presentation contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are based on management’s current expectations, but are subject to risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. All statements contained in this presentation that do not describe historical facts may constitute forward-looking statements. Statements that address activities, events or developments that we expect or anticipate may occur in the future, including such things as our outlook, future capital expenditures, changes to the composition or level of our revenues, cash flow and liquidity, compound annual growth rates (CAGR), business strategies, competitive strengths, goals, the benefits of new initiatives, growth of our business and operations, plans and references to future successes, are forward-looking statements. Also, when we use the words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “probably”, “projected”, or similar expressions, we are making forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: risks and uncertainties relating to adverse changes in conditions in the global economy and volatility in the capital markets, the development and commercialization of the Company’s products, the Company’s distribution network, the cost and pricing of the Company’s products, physician education, manufacturing, competition, dependence on collaborative partners and key suppliers, capital spending and funding policies, changes in governmental regulations, intellectual property rights, litigation, and exposure to foreign currency fluctuations and other risk factors discussed from time to time in the Company’s filings with the Securities and Exchange Commission (the “SEC”). These and other factors are identified and described in more detail in the Company’s filings with the SEC, including, without limitation, the Company’s recent Annual Report on Form 20-F and the Company’s other reports on Form 6-K. All forward-looking statements in this presentation are made as of the date of this presentation. We do not undertake, and expressly disclaim, any intent or duty to update these forward-looking statements whether as a result of new information, future events or changes in expectations, other than as required by law. This presentation is for information purposes only and does not constitute an offer of, or a solicitation to purchase or subscribe for, any securities. You should make your own independent examination of us and consult your own independent counsel, business advisors, tax advisors, investment advisors or other authorized advisors as to the legal, business, tax, investment or any other matters pertaining to us or our securities.

Lombard Overview: An Innovative Endovascular Device Company

Overview	• NASDAQ listed • Commercial stage medical device company with 80 employees • Headquarters and manufacturing in Oxfordshire, UK
Best-in-class Portfolio	• Lombard has two highly competitive product lines which industry experts acknowledge treat the broadest range of patients. Competitor products are dated and newer products have not been forthcoming due to technical issues
Large and Growing Market	• AAA market is over $1.8 billion today growing at 6% CAGR • Newer markets in Japan and China represent fastest growing segment where Lombard is best positioned
Protected Technology	• Lombard holds numerous patents and has over a decade of know-how on AAA stent graphs and delivery systems • IP portfolio includes dozens of issued patents in various global jurisdictions
Seasoned Management	• New CEO in place since Q1 2017 with substantial experience in P&L discipline, executing business objectives and penetrating new markets • Former ELGX senior manager now heading global sales & marketing
Challenges being Overcome	• Entry into US market in 2015 – 2016 was challenging partially attributed to going to wide, too soon and need to upgrade delivery system • Acquisition of Altura Medical added exciting new product line however increased cash burn
Focused Execution & Turnaround	• New highly competitive delivery system launched • Microport partnership enabling manufacturing cost reductions and access to fast growing China market

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Abdominal Aortic Aneurysm (AAA) Overview Weakening and dilation of the abdominal aorta, early stages asymptomatic Diagnosis during other routine screening or as a consequence of specific screening programs Most common in men over 60 Co-morbidities including hypertension, or is a smoker Family connection Untreated AAA can rupture, causing death (1) 700,000 patients diagnosed annually (2) 200,000 + treated (increasing year over year) ____________________ Oxford University Hospitals NHS Trust (2017). (2) Medtech Ventures 2014

Endovascular Aortic Repair: Evolution of Therapeutic Options

Open Surgical Repair → EVAR → Percutaneous EVAR (PEVAR)

	Open Surgical Repair	EVAR	PEVAR[1]
30-Day Mortality	4.3%	1.8%	0.6%
30-Day Major Adverse Event (MAE) Rate	56%	11%	2.5%
Length of Hospital Stay (Days)	10.4	3.6	2.3

AAA above 5cm treated

- Open repair = 25% of procedures
- **Minimally invasive EVAR (Endovascular Aortic Repair) = 75% of procedures**

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Source: Krajcer, Z., State of the Art of PEVAR, Texas Heart Institute.
(1) PEVAR category reflects Trivascular's (Endologix) Ovation Pivotal Trial data.

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EVAR Market Overview: Large, Growing and Room for Expansion

Worldwide EVAR Market Size & Growth[1]



CAGR: 6%
$1.4
$1.5
$1.6
$1.7
$1.8
$1.9
2013
2014
2015
2016
2017
2018

EVAR vs. Open Surgical Repair[2]



100%
0%
45%
55%
70%
30%
75%
25%
2007
2011
2015
Open Surgery
EVAR

Market Drivers & Industry Dynamics

- Aging and "westernization" of global population
- Conversion from Open Surgical Repair to EVAR facilitated by technology
- Expanding indications with newer technologies
- AAA still considerably under-diagnosed: 10% of all AAAs are diagnosed[1]

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(1) *Wall Street Research and "EVAR Update: Companies Target Complex Anatomies With Innovative Solutions", MedTech Insight, April 2016.*
(2) *Lombard Medical 2015 20-F, "Expanding the EVAR Toolbox: A Glimpse into the Future", MedTech Insight, March 2012.*

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Significant Growth in newer markets in Asia

China and Japan comprise nearly 20% of the global EVAR market

Europe- $600M

- United Kingdom and Germany are the two largest markets
- Growing at an average growth rate of 6%

Japan - $160M

- 2nd largest standalone EVAR market in the world
- Highly developed and lucrative market (US equivalent pricing) with high barriers to entry
- 500 clinics performing EVAR, estimated to continue increasing

China - $150M

- Annual growth of 13% - estimated market value $220M in 2021
- Approximately 12,000 procedures annually with end user pricing consistent with western markets
- MicroPort has exclusive distribution rights for Lombard products in China
- Regulatory approvals for Lombard products expected H2 2018

iData Research Inc.: US Market for Peripheral Vascular Devices and Accessories (2013) updated to 2017.
Medtech Ventures: Aortic Intervention Market (2014).
MicroPort internal estimates

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Lombard Medical History & Milestones Feb 2016: Altura: First Commercial Case 2009 2013 2014 2015 2016 2009: Aorfix approved for neck angulations up to 90° April 2012: Aorfix: AorFlex™ Delivery System Feb. 2013: Aorfix: FDA Approval 2014: Aorfix: Japanese Approval July 2015: Altura™ Medical Acquisition April 2014: Lombard Medical Nasdaq Listing June 2016: Aorfix: IntelliFlex™ Low Profile Delivery System June 2016: Aorfix: Australian Approval 2004: Aorfix approved for neck angulations 0°- 60° 2012 Dec 2016: MicroPort investment 2004

MicroPort Partnership

Strategic Partnership bringing together the two exciting Lombard products and the cost saving/market access benefits

Equity Placement & Convertible Bond – total of $15 million USD

- $5 million (8.06 million common shares) at $0.62 per share equal to 29% ownership
- $10 million 5-yr bond maturing December 2021
- Interest accruable at LIBOR +4%.
- Interest is PIK (payable-in-kind) - convertible into common stock at MicroPort option
- Conversion price is $0.90 per share (subject to anti-dilution protection)

Strategic Collaborations

1. **Component Manufacturing Agreement:** significantly reduce the cost-of-goods for Altura and Aorfix via Micro Port's low cost manufacturing capabilities. Cost saving initiatives progressing on-plan to reduce cost of goods by more than 50%

2. **Manufacturing and Distribution Rights:** exclusive commercial rights in China, Hong Kong and Macau (all new markets for Lombard)

3. **Brazilian Distribution Rights:** leverage significant MicroPort organization in place in Brazil

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Lombard Product Portfolio

Lombard’s Portfolio Aorfix AAA System for neck angles up to 90 degrees approved in EU, Japan and US Published high quality long-term clinical data on implant performance 5 year US data presented published in Journal of Vascular Surgery 2017 3 year post-implant aneurysm expansion shows 40% less instances with Aorfix New delivery system with repositionability, makes device easy to use and place precisely in complex anatomy Introduction of Exchange Sheath reduces vessel trauma and allows use of Aorfix in percutaneous aneurysm repair Altura AAA System for standard anatomies approved in EU Ultra low profile delivery system Eliminates cannulation (saves ~40 minutes of surgical time and offers less radiation exposure for patient and physician Potential for day case surgeries (over 20 completed to date) Precise placement/maximising anatomy Off-setting to fit renal arteries proximal end can be recaptured and redeployed Reverse Iliac deployment for exact placement Minimal inventory (6 product codes vs 20-80 for competitors) enables distributors & hospitals to carry full range and treat emergency cases/ruptures Aorfix Altura

Aorfix Anatomically Conforming Design for Tortuosity Competitors Aorfix Competitors' “Z” type metallic ring designs are more rigid, may kink in tortuous anatomy increasing re-interventions and poor clinical outcomes

Aorfix Five Year Follow-Up Data vs. Competition

- Comparison of Aorfix results with 5 published papers in conventional anatomy shows state of the art performance in more challenging anatomy
- Patients treated with Aorfix are experiencing comparable or lower rates of expansion of their aneurysm sac in the years after surgery than patients with less complex aneurysms

Sac Expansion*	Year 1	Year 3	Year 5
Schanzer et al., 2011	1.3%	10.6%	25.7%
Sidloff et al., 2014	6.5%	10.1%	13.4%
Holt et al., 2012	4.1%	12.4%	20.7%
Hogg et al., 2011	1.98%	10.64%	14.8% (4yr)
Iwakoshi, S et al, 2014	1%	13%	25%
Aorfix ≥60° 2015	1.8%	7.0%	15%

(*Sac expansion indicates that the aneurysm is growing again. Continued growth can result in rupture and death)

	Aorfix ≥60° (N=151)	Zenith HR[3] (N=100)	Zenith[3] (N=200)	Talent[2] (N=166)	Excluder[1] (N=141)
30 day Mortality	1.3% (2/151)	4%	0.5%	1.2%	1.5%

- 30 day mortality with Aorfix is shown to be comparable with industry standards, despite treating more hostile anatomy/more advanced disease presentation
- Closest comparison for challenging cases are Zenith “high risk” patients with more than double the occurrence of sac expansion (31.3% vs Aorfix at 15%) and post-procedural mortality

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(1) Bastos Gonçalves F, et al. (2012). J Vasc Surg, 56(4), 920–928.
(2) Turnbull IC, et al. (2010). J Vasc Surg, 51(3), 537–544.
(3) Zenith® AAA Endovascular Graft Annual Clinical Update (2012).

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Delivery system profile reduction with no changes to Aorfix stent graft 18F sheath for main body 16F sheath for limb Exchange sheath reduces vessel trauma and allows for use in PEVAR Innovative ‘Y Mech’ provides pinpoint delivery accuracy even in highly angulated necks US FDA approval for the new delivery system, requires 50 patient IDE study with only 30 day follow up Aorfix IntelliFlex Delivery System Improves User Experience

Simple, fast, predictable solution for standard AAA anatomy market Bilateral D-shaped (kissing stents) aortic grafts with overlapping iliac legs Ultra-low profile (14F) – suitable for percutaneous & endovascular use Fast & Simple Potential for ‘out-patient’ and proctor free EVAR No cannulation No polymer injection Lowest inventory requirement in the industry 6 product codes vs 20-80 in competitor devices Predictable Consistently shorter procedure time Reduced exposure to radiation for physician and patient Accurate Proximal end can be recaptured and redeployed Reverse Iliac deployment for exact placement Offsetting bilateral stents allows use of total Aortic neck length Altura: Evolving EVAR Treatment

Altura: First-in-Human Study: 12 Months Results(1) Clinical Success 30 Days (N=55) 1 Year (N=41) Freedom from Type I/III endoleaks 98% (54/55)  95% (39/41) Freedom from rupture 100% (55/55) 100% (41/41) Freedom from migration (5mm) - 98% (40/41) Freedom from conversion to open surgery 100% (55/55) 100% (41/41) Freedom from sac expansion - 100% (41/41) Freedom from occlusion 98% (54/55) 98% (40/41) ____________________ Altura EVAR Device, Early Clinical Results. Mid and long term data far in advance of significant commercial use, providing confidence to customers and overcoming reluctance to try new novel technology Reassurance that performance on Altura is comparable with competitor devices for key outcomes Study started in 2011 provides mid and long-term data to customers First 90 patients clinical results paper in preparation

First commercial case performed live at LINC Leipzig, Germany Limited launch in key centres, primarily in the UK Major support for large scale registry – currently enrolling 1,000 patients, 30 centres Prestigious Principal Investigator at University of Cambridge, UK Enrolled prestige centres: Addenbrookes Hospital, Cambridge, St Georges, London, Manchester Royal Infirmary and Stradins University Hospital, Riga, Lativa Significant physician interest in use for REVAR (treatment of rupture) Day case/outpatient EVAR: 20 day case surgeries completed and presented at Veith Symposium Interest from several centres in carrying out day case study Many instances of use for relining failed competitor devices; broadening access into competitor accounts Altura Commercial Launch Success

Altura: Comparative Analysis

System	Altura - Lombard	Endurant II – Medtronic	InCraft – Cordis/ Cardinal Health	Ovation - Endologix
French Size	14Fr (OD)	18-20Fr (OD)	14Fr (OD)	14Fr (OD)
Complexity & Procedure Time - Cannulation	No cannulation required for contralateral deployment	Cannulation required for contralateral deployment	Cannulation required for perpendicular deployment	Cannulation required for contralateral deployment
Iliac Deployment	Accurate reverse deployment	Standard deployment	Standard deployment	Standard deployment
Recapture Ability	Yes Reposition during placement of proximal endograft	No	No	No
Inventory	6 product codes	75 product codes	23 product codes	40+ product codes
Polymer	No	No	No	Yes Waiting time 20 mins before retraction.
Renal off-set positioning	Yes	No	No	No

- Opportunities for "pilot error" significantly reduced through device design:
  - > Repositionable any number of times
  - > No cannulation, saving up to 40 minutes per case
  - > Simple sizing
  - > Simplified distal placement (retrograde deployment & contrast injection through delivery device)
- Potential for reduced radiation to physicians and patients
- Procedure time more predictable – easier to plan, better use of theatres, beds and staff

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Competitive Landscape – major players have older product portfolios

Medtronic

- Medtronic is worldwide market leader with over 35% market share
- Endurant II product is dated. Clinical study for new product stopped due to technical problems

GORE

- Gore holds ~ 25% market share worldwide
- Excluder LP has an 18F delivery system

COOK MEDICAL

- Cook holds ~ 20% market share worldwide
- Zenith AAA LP has an 18F delivery system
- Lombard has former Cook distributor as its partner in Japan

Endologix

- ELGX holds ~10% of US market and has been most active in terms of new products and acquisitions. ELGX acquired Trivascular in 2016 which has a 14f delivery system
- Big bet on Nellix product line has cost ELGX over $100 million in development and clinical costs, yet the product has yet to prove itself

Lombard MEDICAL

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Strategy to achieve cash flow breakeven and profitability

2017 Initiatives New CEO Q2 2017, aligning organization with focus on cost reductions Strengthened senior team in UK with new Finance Director & new VP Sales Headcount significantly reduced from 197 people in 2016 to 80 currently Focused sales effort in UK and Japan OPEX reduced significantly as well as inventory Focused effort to reduce BOM and COGs by producing certain components at MicroPort in Shanghai. Several active projects on track and delivering cost savings that are anticipated to positively impact 2018 financials Prepare for CFDA approval in China for Aorfix

Financials – Executive Summary 2017 Revenue and Margins: FH 2017 revenue of $2.7 million during reorganization and to allow for stock sell-off in Japan SH 2017 projected at over $4.3 million Q3 preliminary revenue of $1.8 million as sales normalize in Japan and new Aorfix delivery system begins shipping in UK Q4 revenue projected at over $2.5 million as sales to Japan and in UK begin to ramp up Negative gross margins expected to turn positive reflecting lower manufacturing overhead and headcount – gross margin of ~20% by Q4 2018 – 2021 Revenue Projections: 2018 anticipated at $12 million 2019 anticipated at $16 million 2020 anticipated at $23 million – cash flow breakeven 2021 anticipated at $31 million – Operating profit projected of $6 million

Financials – Executive Summary Cash and Inventory: We have cash of $7.6 million on hand as of Oct 1, 2017 We have inventory of approx. $6 million as of Oct 1, 2017 Status of Debt with Oxford Finance: We have $16.5 million in debt owed to Oxford Finance after paying nearly $5 million in principal and interest during through Sept 31 As of Oct 1, we entered into an agreement (which, as of Oct 10, 2017 is pending execution) with Oxford to return to “interest only” until June 2018 based on Lombard raising a minimum of $5 million in equity by Jan 31, 2018 Maturity date of the loan extended from Dec 1, 2019 to April 1, 2020 Increase in certain final payment fees and first security lien on all Lombard intellectual property

Established direct sales team in UK Expanded to 5 sales territories in 2017 Highly experienced EVAR proctoring and selling team joined by experienced hires from several competitors Country-specific distributors for other countries Building out EU distributor network through 2018 Wider international launch of Altura & Aorfix portfolio in 2018/19 aligned with reduced Cost of Goods China MicroPort partnership to distribute Aorfix and Altura following regulatory approvals (submissions underway) United States Evaluating opportunities to return to market via strategic partnership International Commercial Strategy (excluding Japan)

World’s second largest AAA market 8,800 AAA procedures in 2016, anticipated 10,000 in 2020 Well reimbursed ~$14,000(1) Partner Medico’s Hirata Significant experience in EVAR and a direct sales force trained in the Japanese AAA market due to a prior relationship with another AAA stent-graft company Unique regulatory approval for Aorfix to treat angulation ≤90 degrees granted in August 2014 Since September 2014 a 8.5% market share has been achieved Approval of new delivery system for Aorfix received January 2017 – fully launched in Q3 2017 Japanese Commercial Strategy ____________________ (1) Medtech Ventures: Aortic Intervention Market (2014).